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March 18, 2010

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

MAIL STOP 3561

Re:	Amendment No. 1 to MediaNet Group Technologies, Inc.

Preliminary Information Statement on Schedule 14C

Filed February 12, 2010

File No. 000-49801

Dear Mr. Owings:

This letter responds to the Staff’s comment letter dated March 4, 2010, to MediaNet Group Technologies, Inc., (the “Company”), with respect to the captioned Schedule PRE14C:

1.         SEC Comment: Please revise to clearly indicate that the information statement and related materials are “preliminary copies.” Refer to Rule 14c-5(d)(1).

Company Response: We have amended the first page of the Information Statement to include the word “preliminary” in the title.

2.         SEC Comment: We note your disclosure in several places throughout your information statement that the appointment of Messrs. Hansen, Holmstoel and Kusche to your board of directors will be effective upon your compliance with Exchange Act Rule 14f-1. A review of the management team page of your website available at this link: http://www.medianetgroup.com/management-team suggests that Messrs. Hansen, Holmstoel and Kusche already are directors of the company. In addition, on page 11 in the last answer under the heading “Questions and Answers,” you indicate that Mr. Holmstoel is the Chairman of the Board of Directors. A Schedule 14F-1 is required to be filed not less than 10 days prior to the date the new directors take office. In this regard, please advise us of the basis for your belief that you have satisfied the requirements of Exchange Act Rule 14f-1.

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

March 18, 2010

Company Response: The appointment of Messrs. Hansen and Holmstoel to the Company’s Board will be effective upon compliance with Exchange Rule 14f-1. Mr. Kusche was appointed a director of the Company on March 4, 2010, to fill a vacancy created by the resignation of another director, and his appointment is not subject to Rule 14f-1. The Company has considered the title of “Chairman” as a designation separate from a Board position, but has eliminated any mention of Mr. Holmstoel’s being Chairman throughout the document and is in the process of changing any other information about the Company, including the information on its website to eliminate the designation of Mr. Holmstoel as Chairman. The Company anticipates filing Schedule 14f-1 concurrently, if not before, the filing of a definitive Schedule 14C.

3.         SEC Comment: Please revise to provide the information required by Item 201 of Regulation S-K for DubLi. Refer to Item 14(c) of Schedule 14A and Item 17 of Form S-4.

Company Response: A conforming amendment has been made under the caption “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.”

4.         SEC Comment: Please revise to provide the selected financial information for DubLi. Refer to Item 14(b)(8) of Schedule 14A and Item 301 of Regulation S-K.

Company Response: Selected financial information has been provided for DubLi under the caption “Selected Financial Data.”

5.         SEC Comment: Please revise to provide the pro forma financial information required by Item 14(b)(10) of Schedule 14A.

Company Response: The information required by this comment is provided in the Unaudited Pro Forma Consolidated Balance Sheet dated September 30, 2009, which the Company has amended in the filing made concurrently herewith. With regard to the exercise of warrants, all of the outstanding warrants as of September 30, 2009, have an exercise price in excess of $0.55. The basic EPS of the pro forma financial statements before considering the dilutive effects resulting from the conversion of the warrants is less than $0.05. Since the execution of outstanding warrants would be anti-dilutive, these were not considered in the pro forma diluted EPS calculation.

6.         SEC Comment: We reviewed your letter filed on February 16, 2010, and note that the first bullet omits the words “and accuracy” from the acknowledgement. Please revise this bullet to state that “the company is responsible for the adequacy and accuracy of acknowledgements.”

Company Response: A conforming revision has been made in the current filing.

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

March 18, 2010

7.         SEC Comment: In the first sentence of the first paragraph of this letter, you indicate that the “Information Statement is furnished to the stockholders...in connection with [your] prior receipt of approval by written consents, in lieu of a special meeting, of the holders of a majority of [your] common stock....” Similarly, in the penultimate paragraph of bolded text on page 3, you state that “the action described in this information statement have been approved by written consent of the holders of a majority of the shares of the company’s common stock.” Please confirm that no separate vote of your common stockholders is required, as you disclose elsewhere in your information statement, and revise your disclosure on pages 2 and 3 and elsewhere, as necessary, to indicate that you obtained approval of the amendment by the written consent of a stockholder that is the record owner of the majority of the voting power of your stock as of December 14, 2009.

Company Response: Conforming amendments have been made in the letter to shareholders and in the bolded text on page 3 referenced by the comment. We confirm that no separate vote of the Company’s common shareholders is required under Nevada law. Conforming disclosures have been made on pages 2 and 3 and elsewhere, as necessary, to state that the Company obtained the approval of the amendment by the written consent of a stockholder that was the record owner of the majority of voting power of the Company’s stock as of December 14, 2009.

8.         SEC Comment: Please note that the summary term sheet should set forth only the most material terms of the transaction, should not recite all information contained in the information statement and should be in bullet format. Please revise accordingly. For further guidance, refer to Item 1001 of Regulation M-A, and review Section II.F.2.a. of SEC Release 33-7760.

Company Response: The summary term sheet has been revised in its entirety to conform to the Staff’s comment.

9.         SEC Comment: Please revise your information statement to speak as of its date. For example, please update the first and third full sentences on the top of page 7 to reflect that these actions were approved on December 14, 2009, by the written consent of your preferred stockholder with votes representing 90% of the voting power as of that date. Please make a similar revision on page 37 under the heading “Series A Convertible Preferred Stock.” As another example, the last sentence beginning on page 7 states the “authorization of an increase in the authorized shares of Preferred Stock would, if approved, vest in the Company’s Board....” Please revise these statements and make similar changes elsewhere, as appropriate.

Company Response: Conforming changes have been made throughout the filing. We note in this regard that the amendment to the Company’s action was approved by the Company’s Board on August 10, 2009, and approved by consent of a majority of shares on December 14, 2009. Any reference to the authorization of the increase on a “if approved basis” has been amended to state that the authorization has, in fact, been approved.

10.       SEC Comment: In your summary and under the heading “The Merger” on page 21, please revise your information statement to disclose the following:

•

whether any of your current or former officers, directors, controlling persons or subsidiaries received payments related to the reverse merger transaction, including but not limited to the repayment of any debt, payments made pursuant to employment arrangements or payments upon the accelerated vesting of any options or warrants;

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

March 18, 2010

•	the reasons for engaging in the reverse merger transaction;

•	how the parties determined the fair division of MediaNet’s common stock on a post-combination basis would be 90% to the owners of DubLi and 10% to your pre-combination shareholders;

•	the transaction costs associated with the reverse merger transaction and the amendment to increase your authorized capital stock; and

•

whether there was any prior relationship among any of the parties to the reverse merger transaction, including any of the executive officers, directors or affiliates of the parties to the merger agreement.

Company Response: The information provided under the captions “Summary” and “The Merger” have been amended to comply with the Staff’s comments.

11.       SEC Comment: Please revise to set forth the material terms of the employment agreements referenced under this heading and quantify the amounts to be paid to Messrs. Hansen, Holmstoel, Kusche and Mrs. Betina Sorensen, or tell us why it is not appropriate to do so. Please also revise the last sentence under this heading, as appropriate. In addition, please revise your disclosure under the heading “Incorporation of Reports Filed with the Securities and Exchange Commission” on page 41 to specifically incorporate by reference the Current Report on Form 8-K that attaches these employment agreements if they are material. Refer to Item 1011(a) of Regulation M-A and Item 14(b)(7) of Schedule 14A.

Company Response: In conformity with the Staff’s comment, information concerning the amounts to be paid to Messrs. Hansen, Holmstoel, Kusche and Mrs. Betina Sorensen has been provided under the caption “The Companies--DubLi--Employment Agreements.” Also conforming to the Staff’s comment, the narrative under the caption “Incorporation of Reports Filed with the Securities and Exchange Commission” has been amended to specifically incorporate the Report on Form 8-K filed on October 23, 2009, as amended on February 4, 2010.

12.       SEC Comment: Please revise this section consistent with comment 10 above.

Company Response: Conforming amendments have been made to the material under the caption “The Merger.”

13.       SEC Comment: In the first paragraph under this heading, please revise to indicate whether the MediaNet board of directors authorized Mr. Berns to commence discussions with DubLi.

Company Response: A conforming amendment has been made in the first paragraph under the caption “The Merger.”

14.       SEC Comment: If the board of directors had any discussions regarding the potential reverse merger prior to its approval of the transaction on August 10,2009, please revise your disclosure under this heading to describe these discussions.

Company Response: The narrative under the caption “The Merger” has been amended to describe discussions of the Company’s Board of Directors prior to approval of the merger on August 10, 2009.

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

March 18, 2010

15.       SEC Comment: Please delete your reference to Section 21E of the Securities Exchange Act of 1934, as Section 21E(b)(1)(C) expressly states that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the issuer issues penny stock. Please also delete references to the Private Securities Litigation Reform Act of 1995 under the heading “Forward-Looking Statements” on page 40.

Company Response: References to Section 21E of the Securities Exchange Act of 1934 have been deleted. We note, in this regard, that Section 21E was cited, as it often is, not to imply that the Company was eligible to rely on Section 21E, but to explain that the definition of forward-looking statements contained in that section was being used in the instant filing. References to the Private Securities Litigation Reform Act of 1995 have been deleted.

16.       SEC Comment: Please revise to present the net tangible book value on an aggregate and per share basis of MediaNet Group Technologies, Inc., as of September 30, 2009, before giving effect to the reverse merger or tell us why it is not appropriate to do so. Then please present your dilution upon the increase in your authorized capital (1) assuming conversion of the preferred stock only and (2) assuming both conversion of the preferred stock and the issuance of 3,098,000 shares upon the exercise of outstanding warrants and receipt of the $1,210,000 related proceeds.

Company Response: Conforming amendments have been made under the caption “Dilution.”

17.       SEC Comment: Please revise to incorporate the company’s most recent quarterly report on Form 10-Q.

Company Response: The Company’s most recent quarterly report on Form 10-Q has been incorporated by reference under the caption “Incorporation of Reports Filed with the Securities and Exchange Commission.”

18.       SEC Comment: Please tell us how you determined 299,016,520 shares of common stock would be outstanding after the merger. It appears that this is based on the preferred stock conversion ratio of 53.8229736 and not 54.7229736 that is disclosed in your information statement. If necessary, please also revise your pro forma calculations, as appropriate.

Company Response: The pro forma financial statements have been adjusted to present the corrected balance of 304,016,520 for common shares outstanding as of September 30, 2009.

Common Stock - Before the Merger	27,303,652
Options - Before the Merger	3,098,000
Total Common Stock - Before the Merger	30,401,652
Conversion of Series A Preferred Stock	273,614,868
Total Common Stock	304,016,520

Very truly yours,

/s/ Jonathan L. Shepard

Jonathan L. Shepard

JLS/bjp

cc:	Catherine Brown, Staff Attorney